Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 001-00143


The following page is available on the General Motors website under the category of "Hughes Announcement." This page contains links to certain items listed on the page which have been separately legended and filed pursuant to Rule 425.


                               PRESS ANNOUNCEMENT

                  GM LOGO                        ECHOSTAR LOGO
                  HUGHES LOGO                    DISH LOGO


Monday, October 29, 2001


Media/Investor Event - 10:15am Eastern
- Phone Number
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- Webcast
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- Presentation (powerpoint)
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Hughes/EchoStar Analyst Conference Call - 2:30pm Eastern
- Phone Number
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- Webcast
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- Presentation (powerpoint)
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GM $1 2/3 Analyst Conference Call - 3:00pm Eastern
- Phone Number
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- Webcast
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- Presentation (powerpoint)
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 Press Release
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SEC INFORMATION

In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by each of GM, Hughes and EchoStar on November 1, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.